TERMS FOR PRIVATE PLACEMENT OF SERIES SEED PREFERRED STOCK OF UNIVOICE CORPORATION

The following is a summary of the principal terms with respect to the proposed Series Seed Preferred Stock financing of Univoice Corporation, a Delaware corporation (the "**Company**"). Except for the section entitled "Binding Terms," this summary of terms does not constitute a legally binding obligation. The parties intend to enter into a legally binding obligation only pursuant to definitive agreements to be negotiated and executed by the parties.

Offering Terms

Securities to Issue:	Shares of Series Seed Preferred Stock of the Company (the "**Series Seed Preferred Stock**").
Aggregate Proceeds:	$250,000.08 in aggregate.
Purchasers:	Accredited and non-accredited investors approved by the Company (the "**Purchasers**")
Price Per Share:	Price per share of $0.44 (the "**Original Issue Price**"), based on a pre-money valuation of $5,006,644.72. Purchasers who purchase Series Seed Preferred Stock on or before the date on which the Company raises $25,000.36 in the Offering will receive non-monetary "early bird" perks, but will not receive a discount on the per share purchase price.
Liquidation Preference:	One times the Original Issue Price plus declared but unpaid dividends on each share of Series Seed Preferred Stock, balance of proceeds paid to holders of common stock of the Company ("**Common Stock**"). A merger, reorganization or similar transaction will be treated as a liquidation. For the avoidance of doubt, the Original Issue Price shall be $0.44 regardless of whether the Purchasers received the Early Bird Discount or not.
Conversion:	Convertible into one share of Common Stock (subject to proportional adjustments for stock splits, stock dividends and the like) at any time at the option of the holder.
Voting Rights:	Votes together with the Common Stock on all matters on an as-converted basis. In addition, the Company may not change the rights, powers or privileges of the Series Seed Preferred Stock or create a new class or series of capital stock that is senior to the Series Seed Preferred Stock without the consent of the holders of a majority of the outstanding Series Seed Preferred Stock voting as a separate class, unless the Company offers holders of the Series Seed Preferred Stock the right to convert or exchange their Series Seed Preferred Stock into capital stock of the Company having such senior rights, powers, or privileges.
Redemption:	The Corporation shall have the right to redeem the Series Seed Preferred Stock at a price of $0.66 during the first six months after the initial issuance of the Series Seed Preferred Stock and at a price of $0.88 thereafter until the expiration of the 18th month following the issuance of the Series Seed Preferred Stock. Thereafter, the Series Seed Preferred Stock will not be redeemable.
Documentation:	Documents will be identical to the Series Seed Preferred Stock documents published at www.seriesseed.com, except for the modifications set forth in this Term Sheet.

Financial Information:	Purchasers who have invested at least $20,000 ("***Major Investors***") will receive standard information and inspection rights.
Participation Right:	Major Investors will have the right to participate on a pro rata basis in subsequent issuances of equity securities.
Future Rights:	The Series Seed Preferred Stock will be given the same rights as the next series of Preferred Stock (with appropriate adjustments for economic terms).
Custodian	XX Investments LLC, an SEC registered transfer agent, acts as custodian for the Series Seed Preferred Stock (the "***Custodian***"). This means that Purchasers do not actually possess the Series Seed Preferred Stock. Instead, the Custodian holds it on the Purchaser's behalf. In addition, except for voting rights of Major Investors, all voting rights are held by the Custodian, which must vote as directed by the Lead Investor. The Lead Investor has vetted the startup and decided to invest on the same terms as those offered to Purchasers. The Lead Investor directs the voting power of all Series Seed Preferred Stock sold in the offering other than Series Seed Preferred Stock held by Major Investors.
Binding Terms:	For a period of thirty days, the Company shall not solicit offers from other parties for any financing. Without the consent of Purchasers, the Company shall not disclose these terms to anyone other than officers, directors, key service providers, and other potential Purchasers in this financing.